Mail Stop 6010

February 22, 2008

Mr. Matthew T. Plavan
Chief Financial Officer
Thermogenesis Corp.
2711 Citrus Road
Rancho Cordova, CA 95742

      Re: **Thermogenesis Corp.**
              Form 10-K for the Fiscal Year Ended June 30, 2007
              File No. 333-82900

Dear Mr. Plavan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Branch Chief